UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2024

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro,

Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Corporate Governance Report

KEPCO has prepared this report in accordance with Article 24-2 of the Enforcement Rules of KOSPI Market Disclosure Regulation of Korea Exchange in order to provide investors with further information to help them better understand KEPCO’s corporate governance.

This is a summary in English of the Corporate Governance Report originally prepared in Korean. In the translation process, some parts of the report have been reformatted, rearranged or summarized for the convenience of readers. Nonmaterial or previously disclosed information may also have been omitted or abridged.

Unless expressly stated otherwise, this report reflects KEPCO’s corporate governance structure as of May 31, 2024.

I.	Key indicators of Governance

Compliance Rate : 80%

Key indicator	2023

Notification 4 weeks before the General Meeting	X

Electronic voting system	O

Avoid the rush day for the Annual General Meeting	O

Providing predictability related to cash dividends	X

Notification of dividend policy at least once a year	X

Succession policy for CEO	O

Internal control policy such as risk management	O

The outside director chaired the board of directors	O

Adopting a concentrated voting system	O

Preventing the appointment of executives responsible for damaging corporate value or shareholders’ rights	O

All directors are not single-sex	O

Independent internal audit department	O

Accounting or financial experts in the internal audit organization	O

The internal audit organization met the external auditor without directors more than once a quarter	O

The internal audit organization could access important management information	O

II.	Corporate Governance

1. Corporate Governance Policy

(1) Shareholders

KEPCO has been striving for transparent governance from the time of listing on the stock market to protect shareholders’ rights and enhance shareholder value.

(2) Board of Directors

In order to effect transparency in its corporate governance, anyone interested in KEPCO’s corporate governance practice can access, at its corporate website, Articles of Incorporation of KEPCO, Regulations Concerning the Board of Directors, Regulations Concerning Operations of the Audit Committee and KEPCO’s other internal regulations related to its corporate governance.

To ensure the transparency of its corporate governance through an independent decision-making process, KEPCO operates a majority of directors as non-standing directors. The Board of Directors is composed of seven standing directors including the CEO and eight non-standing directors. The chairperson of the Board of Directors is appointed upon among non-standing directors for fair gathering of opinions and suggestions on the overall management.

Furthermore, non-standing directors are elected from professionals with basis of finance, accounting, labor management and energy industries, so as to fulfill one’s role of consulting and suggesting about the agenda of board meetings.

KEPCO strives to provide sufficient information on each agenda to directors before the board meeting so that the directors can make an informed decision.

(3) Audit

The Audit Committee inspects the accounting and management issues, and also evaluates the operation of Internal Control over Financial Reporting. Moreover, it supervises the performance of directors and management to let them make rational business decisions.

The Audit Committee consists of three directors, two of who are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. One member of the Audit Committee is a standing director and is appointed with the recommendation of the Director Nomination Committee and by the resolution of the general meeting of shareholders. Other members of the Audit Committee who are non-standing directors are appointed from among non-standing directors and by the resolution of the general meeting of shareholders.

The Audit Committee maintains its objectivity on conducting an audit, working separately from the directors and the management. If it is necessary to carry out its duties, the committee may request any related executive or employee to be present at the committee, to submit reports and to state one’s opinion. Also, the committee may seek advice from external experts at the company’s expense.

2.	Key Characteristics of Corporate Governance Structure

(1) Organization of the Board of Directors

As a highest decision-making body of the company, the Board of Directors is composed of seven standing directors (including the CEO) and eight non-standing directors, securing its independence by composing non-executive directors as a majority of the board. Non-standing directors are elected from candidates with ample industrial or professional knowledge and experience without any discrimination of sex, race, age, nationality and cultural backgrounds so as to respond flexibly and professionally to the diversifying business environment. For fair and transparent operation of the Board of Directors, the chairperson is appointed from among non-standing directors with the review and the resolution of the Committee for Management of Public Institutions under the Ministry of Trade, Industry and Energy following the Article 21 of the Act on the Management of Public Institutions.

(2) Subcommittees in the Board of Directors

KEPCO operates three subcommittees under the Board of Directors, namely, the Audit Committee, the ESG Committee, and the Director Nomination Committee to strengthen the preliminary review and support the rational decision making of the Board of Directors. The Audit Committee consists of two non-standing directors and one standing director, at least one of which is appointed among accounting or financial experts to conduct an audit of business and accounting. In December 2020, for the first among all public enterprises in Korea, KEPCO additionally established an Environment, Social and Governance (ESG) Committee in our Board of Directors to reinforce ESG-based management system. The ESG Committee consists of three non-standing directors and one standing director and it is in charge with resolving major management issues related to ESG, establishing ESG management strategies and business plans, checking on the overall direction of sustainable management and monitoring achievements and problems within such performances. The Director Nomination Committee is in charge of new appointment of directors. The Committee members consist of non-standing directors and other external members selected by the Board of Directors. The total number of member must be not less than five and not more than fifteen. The Board of Directors elects external members less than half of the members to maintain independence in the appointment of directors.

(3) Expertise of subcommittees in the Board of Directors

In order to enhance the expertise of its Board of Directors, KEPCO considers one’s personal expertise at document screening stage of director candidates and has actively recruited many experts in various fields. KEPCO appoints members of subcommittees such as the ESG Committee or the Audit Committee based on the professional fields of each non-standing director and also taking a comprehensive consultation from the ESG Advisory Committee and the Audit Advisory Committee which are composed of external specialists. In addition, KEPCO strives to strengthen the expertise of its directors by regularly providing an education related with internal control over financial reporting and ESG.

(4) Independence of the Board of Directors

KEPCO ensures the independence of its Board of Directors so that the diretors can carry out their duties of ‘checks and balances’ in a responsible manner. KEPCO supports directors’ and officers’ liability insurance for their decision making with a firm conviction, and forbids any director who has special interests with the agenda from participating in the related board resolution. KEPCO also strictly scrutinizes whether a non-standing director candidate has any related party transaction that would disqualify such candidate from his or her directorship under the Korean Commercial Act.

III.	Shareholders

Core Principle 1. Shareholders’ Rights

Detailed Principle 1-① Providing sufficient information on the General Meeting of Shareholders

To comply with the Korean Commercial Act, KEPCO makes a public disclosure immediately after the board resolution to hold a general meeting of shareholders and announces the time, place, agenda and other details of the meeting at least two weeks before the date of meeting.

KEPCO’s general meetings of shareholders in the period from January 2023 to June 2024 were held as follows:

Type	Date of Resolution	Date of Notice	Date of Meeting	Period of Notice
Annual General Meeting	Feb. 24, 2023	Mar. 13, 2023	Mar. 28, 2023	15 days
	Feb. 23, 2024	Mar. 11, 2024	Mar. 26, 2024	15 days
Extraordinary General Meeting	Feb. 10, 2023	Feb. 10, 2023	Feb. 27, 2023	17 days
	Jun. 2, 2023	Jun. 2, 2023	Jun. 26, 2023	24 days
	Sep. 1, 2023	Sep. 1, 2023	Sep. 18, 2023	17 days
	Nov. 17, 2023	Nov. 22, 2023	Dec. 11, 2023	19 days
	Feb. 6, 2024	Feb. 6, 2024	Feb. 21, 2024	15 days

Detailed Principle 1-② Encourage shareholders to participate in the General Meeting

KEPCO implements an electronic voting system so that shareholders can participate in the General meeting and exercise their rights smoothly. Also, in order to facilitate shareholders’ attendance in 2022, 2023 and 2024, the Annual General Meetings were held on a date other than the dates that Korea Listed Companies Association recommends to avoid as there are a concentrated number of companies holding their annual general meetings on those dates.

A list of the agenda voted at the general meetings of shareholders in the period from January 2023 to June 2024 is provided below;

Date of Meeting	Resolution	Agenda	Outstanding Shares	Shares Voted	Shares for (Approval Rate*)
Feb. 27, 2023	Ordinary	Election of a Standing Director - Lee, Jung-Bok	641,964,077	465,949,368	422,006,696 (90.6%)
	Ordinary	Election of a Standing Director - Lee, Jun-Ho	641,964,077	465,949,368	425,808,991 (91.4%)
	Ordinary	Election of a Standing Director as Comptroller & Auditor General and Member of the Audit Committee - Jun, Young-Sang	641,964,077	111,503,134	64,371,873 (57.7%)
Mar. 28, 2023	Ordinary	Approval of financial statements for the fiscal year 2022	641,964,077	460,729,683	455,926,327 (99.0%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2023	641,964,077	460,729,683	441,217,957 (95.8%)
Jun. 26, 2023	Ordinary	Election of a Standing Director - Seo, Guen-Bae	641,964,077	449,414,958	446,353,790 (99.3%)
Sep. 18, 2023	Ordinary	Election of the President & CEO - Kim, Dong-Cheol	641,964,077	452,553,618	432,781,212 (95.6%)
Dec. 11, 2023	Ordinary	Election of a Standing Director - Seo, Chul-Soo	641,964,077	450,715,559	403,129,481 (89.4%)
	Ordinary	Election of a Non-Standing Director as a Member of the Audit Committee - Kim, Sung-Eun	641,964,077	139,113,215	137,966,034 (99.2%)
Feb. 21, 2024	Ordinary	Election of a Standing Director - Oh, Heung-Bok	641,964,077	447,188,270	403,933,823 (90.3%)
Mar. 26, 2024	Ordinary	Approval of financial statements for the fiscal year 2023	641,964,077	456,130,852	452,144,375 (99.1%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2024	641,964,077	456,130,852	438,237,852 (96.1%)

* Under the Korean Commercial Act, the voting rights of the shareholders who has shares in excess of three percent of the total number of issued shares, are limited to three percent when appointing members of the Audit Committee.

* Approval rate is the percentage of the shares for to the shares voted.

Detailed Principle 1-③ Proposal Right of Shareholders

KEPCO provides information on the proposal right of shareholders via telephone or in writing, but there have been very few cases of shareholders’ proposals at the General Meeting so far. KEPCO will consistently strive to guarantee the shareholders’ proposal right in accordance with the relevant laws and provide the relevant information on such right through KEPCO’s corporate website.

KEPCO assures the proposal right of shareholders in accordance with requirements provided on the Korean Commercial Act. When a certain agenda is proposed and unless it is against the laws or the Articles of Incorporation of KEPCO, it shall be submitted to the general meeting of shareholders after the resolution by the Board of Directors.

Every shareholder who attends the general meeting of shareholders has the right to inquire and request for explanation on the agenda, unless he or she obviously intends to obstruct the proceedings of the meeting.

Shareholders may make a proposal for the general meeting of shareholders, but any shareholder proposal has not been submitted to the meetings held by June 2024.

Detailed Principle 1-④ Shareholder Return Policy

In accordance with provisions in the Korean Commercial Act, Articles of Incorporation of KEPCO and the KEPCO Act, KEPCO is entitled to pay out dividends. KEPCO determines dividends considering its investment plan, future cash flow and financial structure to enhance shareholder value and increase shareholder return.

KEPCO’s dividend payments are finally determined at the annual general meeting of shareholders through resolutions by the Board of Directors and announced immediately via DART. As the timing of the turnaround is uncertain due to the recently accumulated deficit, KEPCO has not announced a dividend policy particularly.

Detailed Principle 1-⑤ Shareholders’ rights to dividends

As a listed public company, KEPCO implements the shareholder return. Although KEPCO has not paid any dividend for the fiscal year 2021, 2022, and 2023 due to deficits, KEPCO is striving to pay a dividend and faithfully give information on past dividends to shareholders.

Core Principle 2. Fair and Equitable Treatment of Shareholders

Detailed Principle 2-① Issued Shares and Disclosure of Company Information

Currently, KEPCO’s authorized share capital is as follows.

	Authorized Shares	Issued Shares	Issued Rate	Note
Common Shares	1,200,000,000	641,964,077	53.50%	Registered Common Shares
Class Shares	150,000,000	—	0.00%	Non-Voting Preferred Shares

* Par value of a share is KRW 5,000.

* Issued rate is the percentage of the issued shares to the authorized shares.

Issued common shares are all registered common shares, and each share shall have one voting right. The voting rights of the shareholders who has shares in excess of three percent of the total number of issued shares are limited to three percent when it comes to the agenda of election of members of the Audit Committee, under the Korean Commercial Act.

KEPCO makes its company information public through its corporate website and electronic disclosure systems (DART, KIND) in order to provide the information in a fair and equitable way and in a timely manner.

KEPCO holds IR meetings in relation to quarterly earnings releases in February, May, August and November. Moreover, following the relocation of its headquarters to Naju city, KEPCO holds weekly IR meetings in Seoul and conference calls with institutional investors. KEPCO announces its earnings release schedule via DART as well as public filings on the SEC website; KEPCO also posts its IR schedule on its corporate website. IR Presentations are available on its corporate website, both in Korean and English. (http://home.kepco.co.kr/kepco/EN)

Since listing its American Depositary Receipts on the New York Stock Exchange in October 1994, KEPCO makes English disclosures available on the SEC website through the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The English filings KEPCO makes to the SEC is available by accessing http://www.sec.gov, clicking the “Company Filings” button and entering “Korea Electric Power Corporation” in the “Company Name” search field.

Detailed Principle 2-② Related Party Transactions and the Internal Monitoring System

KEPCO has put in effect several internal regulations, including the Code of Conduct and conduct Guidelines for its executives and employees, so as to prevent related party transactions and self-dealings that promote private interests among its executives and employees. Also, KEPCO has established an internal monitoring system to identify and appropriately disclose related party transactions between KEPCO and its related parties.

Under the Code of Conduct, employees who harms any proper performance of his or her duties become subject to disciplinary actions. The Code of Conduct also prohibits employees from engaging in transactions based on information obtained in their course of employment. In addition, under the Regulations Concerning the Public Disclosure, its executives and employees are prohibited from using any material non-public information related to its business in trading of securities or any other transaction.

Detailed Principle 2-③ Shareholder Protection Policy

To protect shareholder rights, KEPCO provides various channels to communicate with shareholders, such as corporate website, to suggest shareholders’ opinions and get material information on its major business and operation.

There was no material change on corporate governance structure or major business from January 2023 to June 2024, including merger, business transfer, divestitures, exchange or transfer of its shares.

IV.	Board of Directors

Core Principle 3. Functions of the Board of Directors

Detailed Principle 3-① Management Decision

The Board of Directors, which is established based on the Korean Commercial Act, makes reviews and resolutions on the matters as stipulated in the relevant laws and the Articles of Incorporation of KEPCO, including matters concerning its management targets, budget plans, accounting settlements, mid- and long-term strategies, business plans and other matters deemed necessary by the CEO or the Board of Directors.

Matters subject to resolutions by and reporting to the Board of Directors are as follows.

a)	Matters subject to review and resolutions by the Board of Directors

•	Setting business objectives, budget, financing plans and operational plans;

•	Use of reserve funds;

•	Settlement of annual accounts;

•

Acquisition, addition and disposal of generation facilities in excess of 200,000 kW capacity and fixed assets valued at more than Won 30 billion (other than generation facilities and transmission and substation facilities);

•	Long-term planning for electricity transmission and substation;

•	Long-term borrowings, corporate debenture issuance and repayments thereof;

•	Electricity tariff rates;

•	Disposition of surplus funds;

•	Investment in or in-kind contributions to other entities;

•	Debt Guarantee for other entities;

•	Amendment to the Articles of Incorporation;

•	Establishment and amendment to major internal regulations;

•	Calling of the general meeting of shareholders and determination of the agenda therefor;

•	Issuance of new shares and disposition of forfeited shares and fractional shares;

•	Capital increase and decrease;

•	Approval of asset revaluation amounts;

•	Corporate dissolution;

•	Research and development plans;

•	Merger, dissolution and guarantee of investee companies;

•	Composition of the Director Nomination Committee and determination of the criteria for evaluating director nominees;

•	Management contract with the CEO;

•	Matters deemed necessary by the CEO to request a review and resolution of the Board of Directors

•	Request for dismissal of the CEO;

•	Expansion and establishment of regional offices;

•	Remuneration for Executives;

•	Modification in resolutions previously made by the Board of Directors, according to increases in total expenses(over 10% or 10 billion won) or significant changes on the original plan

•	Related party transaction which amounts more than 5% of total equity or 50 billion won; and

•	Other matters deemed necessary by the CEO or the Board of Directors.

b)	Matters subject to reporting to the Board of Directors

•	Settlement of accounts for the first half of the fiscal year;

•

Matters noted during the National Assembly audit, audits by accountants performed pursuant to the Act on the Management of Public Institutions, and the audit by the Board of Audit and Inspection pursuant to the Act on the Management of Public Institutions, as well as plans for corrective measures and the results thereof;

•	Outcome of collective bargaining and estimated budget;

•	Performance of the audit committee and accounting audit results;

•	Explanation for non-standing director’s request pursuant to the Article 20 of the Act on the Management of Public Institutions;

•	Annual performance of the Internal Control over Financial Reporting;

•	Large-scale Reorganization results including Headquarters;

•	Operating plan under the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry; and

•	Any other matter which the Board of Directors requires reporting from the CEO.

The Board of Directors may suggest matters to its meetings as agendas which are deemed necessary regarding its operations in accordance with other legislations or articles of incorporation, other than the matters subject to resolutions by BOD specified in Regulations Concerning the Board of Directors. The Board of Directors actively proposes agenda which the BOD recognize its importance to have BOD review or resolutions even if it is not forced by related laws, as stipulated in Regulations Concerning the Board of Directors.

In accordance with the Regulations Concerning the Board of Directors, the Board of Directors may delegate to the CEO to decide on matters that are subject to BOD resolutions to the extent that such matters are deemed to be insignificant. In addition, under the Regulations, the CEO may act on urgent matters first and then promptly request for ratification by the Board of Directors to the extent that time did not permit holding a BOD meeting or the BOD meeting otherwise could not be held. However, if the Board of Directors decides not to ratify the emergency measures undertaken by the CEO, such measures will have no further force and effect.

Detailed Principle 3-② Succession policy for CEO

The President of KEPCO, who concurrently serves as a Chief Executive Officer, is appointed in accordance with the Guidelines for Personnel Management of Public Institutions and Regulations Concerning Operations of the Director Nomination Committee. The CEO is appointed by the President of the Republic of Korea upon the motion of the Ministry of Trade, Industry and Energy following the nomination by the Director Nomination Committee, the review and resolution of the Committee for Management of Public Institutions (established under the Ministry of Economy and Finance) pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of shareholders.

The CEO Nomination Committee consists of five to fifteen members with a majority of non-standing directors, and the chairperson of the committee must be selected from among non-standing directors. The CEO Nomination Committee recommends eligible candidates that meet the criteria stipulated in the Guidelines for Personnel Management of Public Institutions and Regulations Concerning Operations of the Director Nomination Committee. The eligibility criteria for a CEO candidate are as follows:

•	Professional knowledge and experience regarding the electric power industry;

•	Competence in managing organizational and corporate affairs;

•	Commitment and competence to initiate reform;

•	Strategy and vision as the Chief Executive Officer; and

•	Integrity, morality and a strong sense of corporate ethics.

The term of President & CEO is three years in accordance with the Act on the Management of Public Institutions. However, it can be renewed by an increment of one year based on the performance evaluation results.

In the event that the President & CEO cannot perform his or her duties due to an unavoidable reason, one of the standing directors shall act for the President & CEO in such order of priority as shall be specified in the Articles of Incorporation of KEPCO. However, if none of the standing directors is able to serve as the President & CEO, the senior non-standing director, the most senior non-standing director (based on the date of appointment if the senior non-standing director is unable to serve) and the eldest non-standing director (based on age if there are more than one such most senior non-standing director) shall serve as the President & CEO, in that order of priority.

Detailed Principle 3-③ Internal Control Policy

To identify and manage various types of risks, KEPCO operates a company-wide risk control system and risk governance by designating the Chief Risk Officer (CRO). The risk management departments are set up to identify, diagnose, report and respond for each type of risk.

Also, KEPCO operates each followings independently; a Risk Deliberation Committee which is composed of internal and external experts, external auditors and the Audit Committee under its Board of Directors. Under the Audit Committee an independent internal audit organization is set to effectively support an internal control system. The Risk Deliberation Committee ensures its independence and expertise by composing majority with external members. For financial risks, an external auditor regularly examine and evaluate on financial statements and the internal control system. In addition, the ESG Committee reviews and deliberates on major reports and decisions for non-financial risks such as environment, social and governance issue.

For a compliance management, KEPCO designates an establishment and amendment of internal audit regulations as a matter subject to resolution by the board and operates the Code of Conduct and the Conduct Guidelines for KEPCO executives and employees.

For internal accounting management, KEPCO made Regulations Concerning Internal Control over Financial Reporting and established the internal accounting control system pursuant to the Act on External Audit of Stock Companies, etc. In order to enhance the reliability of financial information and share the importance of Internal Control over Financial Reporting companywide, KEPCO defines control activities in detail and conducts an annual evaluation of the effectiveness of its internal accounting control system.

The President & CEO of KEPCO is responsible for the company’s internal accounting control system, and the Chief Financial & Strategic Planning Officer oversees the system’s accounting management and operational organization. The CEO checks the effectiveness of the company’s internal accounting control system after the end of every fiscal year and reports the results to the general meeting of shareholders, the Board of Directors, and the Audit Committee. The Audit Committee evaluates the operation of internal accounting control system and reports the results to the Board of Directors.

For disclosure information management, KEPCO established the Regulations Concerning Public Disclosure and operates the disclosure organization to make sure that all information be disclosed in a fair, accurate and timely manner.

The Corporate Planning Department of the headquarters handles the disclosure work and the Audit & Inspection Office checks the disclosure for accuracy and timeliness.

Also, the Chief Financial & Strategic Planning Officer is responsible for establishing and maintaining disclosure control system and the Accounting Team under Finance & Accounting Department is gathering and reviewing the information to be disclosed from operation department, periodically and frequently as needed.

KEPCO’s internal control system is divided into “self-compliance” as a precautionary measure and “internal audit” as a post-audit measure for effective internal checks. In addition, KEPCO and its subsidiaries established together an internal accounting system to enhance the reliability of consolidated financial information.

Core Principle 4. Composition of the Board of Directors

Detailed Principle 4-① Composition of the Board of Directors

The organizational chart of the Board of Directors is as follows:

Board of Directors • 7 standing directors and 8 non-standing directors • Secretary general: Head of Corporate Planning Department

Audit Committee	ESG Committee	Director Nomination Committee

• 1 standing director and 2 non-standing directors • Secretary: Head of Audit & Inspection Office	• 3 non-standing directors and 1 standing director • Secretary: Head of Corporate Planning Department	• 5-15 members comprised of non-standing directors and external members appointed by the Board of Directors • Secretary: Head of Corporate Planning Department

The Board of Directors as of June 28, 2024 is listed as follows:

Type	Gender	Name (Age)	Title	Expected term expiration date
Standing Director	Male	Kim, Dong-Cheol (68)	President & Chief Executive Officer	Sep. 18, 2026
Standing Director	Male	Jun, Young-Sang (60)	Comptroller & Auditor General and Member of the Audit Committee	Mar. 6, 2025
Standing Director	Male	Lee, Jung-Bok (60)	Corporate Senior Vice President and Chief Business Management Officer	Feb. 26, 2025
Standing Director	Male	Lee, Jun-Ho (61)	Corporate Senior Vice President and Chief Safety Officer & Chief Operations Officer	Feb. 26, 2025
Standing Director	Male	Oh, Heung-Bok (59)	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Feb. 20, 2026
Standing Director	Male	Seo, Chul-Soo (58)	Corporate Senior Vice President and Chief Power System Officer	Dec. 10, 2025
Standing Director	Male	Seo, Guen-Bae (60)	Corporate Senior Vice President and Chief Global & New Business Officer	Jun. 25, 2025
Non-standing Director	Male	Han, Jin-Hyun (64)	Non-Executive Director and Chairperson of the Board of Directors	Aug. 29, 2025
Non-standing Director	Male	Kim, Jong-Woon (66)	Non-Executive Director and Member of the ESG Committee	Aug. 21, 2024
Non-standing Director	Male	Kim, Jun-Ki (58)	Non-Executive Director and Chairperson of the ESG Committee	Mar. 1, 2025
Non-standing Director	Male	Park, Chung-Kun (59)	Non-Executive Director (Labor Director)	Mar. 1, 2025

Non-standing Director	Female	Kim, Sung-Eun (67)	Non-Executive Director and Member of the Audit Committee	Nov. 7, 2025
Non-standing Director	Male	Lee, Sung-Ho (60)	Non-Executive Director	Nov. 7, 2025
Non-standing Director	Male	Cho, Seong-Jin (67)	Non-Executive Director	Dec. 3, 2025
Non-standing Director	Male	Kang, Hoon (69)	Non-Executive Director and Member of the ESG Committee	Apr. 30, 2026

Under the Board of Directors, there are three subcommittees, namely, the Audit Committee, the ESG Committee and the Director Nomination Committee as follows:

Committees	Main Role of the Committee	Composition
		Name	Type	Gender
Audit Committee	- Conduct audit on work and accounting - Evaluate the operation of Internal Control over Financial Reporting - Inspect internal monitoring system working	Kim, Jae-Shin	Chairperson, Non-Standing	Female
		Kim, Sung-Eun	Non-Standing	Female
		Jun, Young-Sang	Standing	Male
ESG Committee	- Preliminary review on agendas of the Board of Directors - Review on material ESG related issues - Consult on ESG related business strategies and specific plans	Kim, Jun-Ki	Chairperson, Non-Standing	Male
		Kim, Jong-Woon	Non-Standing	Male
		Kang, Hoon	Non-Standing	Male
		Oh, Heung-Bok	Standing	Male
Director Nomination Committee

-   Decision on the nomination process for director candidates

-   Review and recommendation of director candidates

-   Negotiation of the Administration Agreement with the President candidate

-   Other matters related with recommendation of the director candidates

Non-standing directors and external members appointed by the Board of Directors (Total 5-15 members)

The ESG Committee consists of three non-standing directors and one standing director and it is in charge with resolving major management issues related to ESG, establishing ESG management strategies and business plans, checking on the overall direction of sustainable management and monitoring achievements and problems within such performances.

Under Regulations Concerning the Board of Directors, the chairperson of the Board of Directors is appointed from among non-standing directors for directors’ independence and transparency.

KEPCO has not implemented Executive Officer system, but KEPCO secures the independence of non-standing directors through the senior non-standing director system and the chairperson of a non-standing director.

Detailed Principle 4-② Director Eligibility Requirements

KEPCO does not discriminate based on gender, age, ethnicity, nationality or cultural background when appointing directors, and KEPCO requests various organizations to recruit director candidates to ensure diversity and balance in the composition of the Board. The qualifications required of directors include profound knowledge and experience in the relevant field, leadership and capabilities for organizational management, ethical behavior based on integrity and morality and other qualifications required in light of KEPCO’s special characteristics and environment. Currently, non-standing directors are consisted of experts in various field such as finance, accounting, public, academic, and legal circles.

Details of appointment and change of directors as follows:

Name	Type	Position Held Since	Date of change	Reasons for change	Currently Position Held
Choi, Young-Ho	Standing	Nov. 16, 2020	Feb. 6, 2023	Resign	No

Lee, Jong-Hwan	Standing	Nov. 9, 2020	Feb. 27, 2023	Expire	No

Lee, Heyn-Bin	Standing	Sep. 14, 2020	Feb. 27, 2023	Expire	No

Lee, Jung-Bok	Standing	Feb. 27, 2023	Feb. 27, 2023	Appoint	Yes

Lee, Jun-Ho	Standing	Feb. 27, 2023	Feb. 27, 2023	Appoint	Yes

Jun, Young-Sang	Standing	Mar. 7, 2023	Mar. 7, 2023	Appoint	Yes

Cheong, Seung-Il	Standing	Jun. 1, 2021	May. 19, 2023	Resign	No

Park, Heon-Gyu	Standing	May 28, 2021	Jun. 26, 2023	Expire	No

Seo, Guen-Bae	Standing	Jun. 26, 2023	Jun. 26, 2023	Appoint	Yes

Kim, Dong-Cheol	Standing	Sep. 19, 2023	Sep. 19, 2023	Appoint	Yes

Kim, Tae-Ok	Standing	Mar. 25, 2021	Nov. 7, 2023	Expire	No

Lee, Heung-Joo	Standing	Oct. 14, 2021	Nov. 7, 2023	Expire	No

Seo, Chul-Soo	Standing	Dec. 11, 2023	Dec. 11, 2023	Appoint	Yes

Oh, Heung-Bok	Standing	Feb. 21, 2024	Feb. 21, 2024	Appoint	Yes

Bang, Su-Ran	Non-Standing	Sep. 1, 2020	May. 1, 2023	Expire	No

Park, Jong-Bae	Non-Standing	Jan. 31, 2020	Aug. 29, 2023	Expire	No

Park, Hyo-Sung	Non-Standing	Apr. 14, 2021	Nov. 7, 2023	Expire	No

Lee, Kee-Man	Non-Standing	Apr. 14, 2021	Nov. 7, 2023	Expire	No

Lee, Kye-Sung	Non-Standing	Jul. 9, 2021	Dec. 3, 2023	Expire	No

Kim, Jae-Shin	Non-Standing	Jul. 9, 2021	Apr. 30, 2024	Expire	No

Kim, Jong-Woon	Non-Standing	Aug. 22, 2022	Aug. 22, 2022	Appoint	Yes

Kim, Jun-Ki	Non-Standing	May 2, 2023	May 2, 2023	Appoint	Yes

Park, Chung-Kun	Non-Standing	May 2, 2023	May 2, 2023	Appoint	Yes

Han, Jin-Hyun	Non-Standing	Aug. 30, 2023	Aug. 30, 2023	Appoint	Yes

Kim, Sung-Eun	Non-Standing	Nov. 8, 2023	Nov. 8, 2023	Appoint	Yes

Lee, Sung-Ho	Non-Standing	Nov. 8, 2023	Nov. 8, 2023	Appoint	Yes

Cho, Seong-Jin	Non-Standing	Dec. 4, 2023	Dec. 4, 2023	Appoint	Yes

Kang, Hoon	Non-Standing	May. 1, 2024	May. 1, 2024	Appoint	Yes

Detailed Principle 4-③ Director Appointment Process

In accordance with the Act on the Management of Public Institutions, KEPCO must have a Director Nomination Committee to recommend candidates for positions of the CEO, the standing director who concurrently serves as a member of the Audit Committee and non-standing directors. We manage such details under Regulations Concerning Operations of the Director Nomination Committee.

The Director Nomination Committee is convened on an ad-hoc basis depending on the need for new appointment of directors. The committee members consist of non-standing directors and others selected by the Board of Directors and must be not less than five and not more than fifteen persons, of which the Board of Directors elects less than one-half of the members. The committee members are selected by the Board of Directors from various fields, such as law, economics, academia, media and labor relations, and are required to include one person who acts as a spokesperson for KEPCO under the relevant regulations. The chairperson of the Director Nomination committee is elected from among the committee members who are non-standing directors by the vote of the members of the Director Nomination Committee.

In order to ensure transparency and fairness in the director nomination process, KEPCO strictly comply with its internal regulations and relevant laws regarding the eligibility criteria and review procedure. Moreover, KEPCO strictly verifies the eligibility criteria of each director candidates as required by the Act on the Management of Public Institutions, the Public Service Ethics Act and the Korean Commercial Act.

KEPCO provides detailed information with director appointment process to shareholders at least two weeks before the general meeting of shareholders, to review thoroughly on director candidates. Also, KEPCO persistently makes efforts to reflect minority shareholders’ opinions.

We do not exclude concentrated voting under Articles of Incorporation of KEPCO. If concentrated voting is claimed by a shareholder who has more than 1% of the issued shares in a general meeting of shareholders subjects to the appointment of more than two directors, we can adopt concentrated voting in accordance with the Korea Commercial Act.

Detailed Principle 4-④ Preventing the appointment of unqualified executives

In order to prevent the appointment of executives who may damage our corporate value or shareholders’ rights, we appoint our executives in accordance with the Guidelines for Personnel Management of Public Institutions. Unregistered executives are selected from applicants who are successful on our competency evaluation and re-elected of confidence each year.

Core Principle 5. Responsibilities of non-standing directors

Detailed Principle 5-① Non-standing directors’ significant interests and transactions

As of today, non-standing directors of KEPCO do not hold employee positions with either KEPCO or KEPCO’s subsidiaries (except for a labor director). Also, KEPCO has not had any transactions with companies in which its non-standing directors are a majority shareholder or currently hold positions. In order to ensure fairness and transparency in the appointment of non-standing directors, KEPCO carries out such appointments in a strict compliance with the specified procedures set out in Regulations Concerning Operations of the Director Nomination Committee after a careful scrutiny for any statutory reason for disqualification under the Korean Commercial Act.

Details of Tenures of non-standing directors as follows:

Name	Periods of holding positions in KEPCO (month)	Periods of holding positions in KEPCO, including KEPCO’s subsidiaries (month)

Han, Jin-Hyun	10	10

Kim, Jong-Woon	22	22

Kim, Jun-Ki	13	13

Park, Chung-Kun (Labor Director)	494	494

Kim, Sung-Eun	7	7

Lee, Sung-Ho	7	7

Cho, Seong-Jin	6	28

Kang, Hoon	1	1

Detailed Principle 5-② Non-standing directors’ concurrent position

According to the Act on the Management of Public Institutions and the Articles of Incorporation of KEPCO, non-standing directors are not restricted from holding concurrent positions at other organizations. Also, KEPCO does not have an internal regulation that prohibits its non-standing directors from holding concurrent positions at other organizations. As of May 31, 2024, Mr. Kim, Jun-Ki concurrently holds a position of an outside director of Hotel Shilla Co., Ltd. since March 2022 and Ms. Kim, Sung-Eun concurrently holds a position of an outside director of HD Hyundai Mipo since March 2022. Other non-standing directors of KEPCO concurrently do not hold any position in other company.

Core Principle 6. Evaluation of Non-standing Directors

Detailed Principle 6-① Individual Evaluation of non-standing directors and Reflection on the results

Evaluation of the non-standing directors is conducted in accordance with the Act on the Management of Public Institutions. Evaluation criteria includes attendance rates in the board meetings, performance in the board and contribution to KEPCO. Three of non-standing directors were subject to the evaluation from January 2023 to May 2024: Mr. Lee, Kye-Sung and Ms. Kim, Jae-Shin in 2023, Mr. Kim, Jong-Woon in 2024.

The Committee for Management of Public Institutions evaluates a non-standing director’s performance in accordance with standards set by the Minister of Ministry of Economy and Finance based on the Act on the Management of Public Institutions. The term of office for a non-standing director is two years, and it can be renewed by an increment of one year based on one’s evaluation result at the discretion of the Minister of Ministry of Economy and Finance.

If the evaluation result of a non-standing director’s performance is poor, the Minister of the Ministry of Economy and Finance may dismiss such non-standing director through a resolution by the Committee for Management of Public Institutions or propose a dismissal of such non-standing director to the person who has the right to appoint a non-standing director. The term of office for a non-standing director is two years, and it can be renewed by and increment of one year based on one’s evaluation result at the discretion of the Minister of Ministry of Economy and Finance.

Detailed Principle 6-② Adequacy of Compensation

Compensation for a non-standing director does not exceed Won 30 million for a year including fixed monthly payment and extra payment for attending meetings, in accordance with the Guidelines for Director Compensation of Public Institutions. In line with the Regulations Concerning the Board of Directors, KEPCO may reimburse its directors for their expenses incurred from attending meetings or business trips related to Board activities or fees for collecting and analyzing data.

The following table sets forth compensations for non-standing directors in 2023;

In Korean Won

Year	Number of non-standing directors	Total amount of remuneration	Average remuneration per director
2023	8	216,500,000	27,062,500

* The average remuneration per director is based on the average number of non-standing directors in 2023.

As of May 31, 2024, KEPCO does not grant stock options to the non-standing directors.

Core Principle 7. The Board of Directors Operation

Detailed Principle 7-① Holding Regular Meetings and Laying out Details for Operations of the Board of Directors

KEPCO sets out details for operations of the Board of Directors on the Articles of Incorporation of KEPCO and Regulations Concerning the Board of Directors. The Board of Directors is required to hold regular meetings on every third Friday of a calendar month and non-regular meetings as needed. Meetings of the Board of Directors are convened upon the request of the chairperson or of more than one third of the Directors. Notice of the meeting is required at least seven days before the meeting. The Korean Commercial Act permits directors’ attendance by teleconference or video conference if needed.

The following table sets forth the details of the board meetings held from January 2023 to May 31, 2024.

Types	Numbers	Average Days between notice of the agenda and holding of the meeting	Average Attendance Rate
Regular	15	7	95.3%
Non-Regular	10	—	96.4%

Compensation for a non-standing director does not exceed Won 30 million for a year including fixed monthly payment and extra payment for attending meetings, in accordance with the Guidelines for Director Compensation of Public Institutions. The compensation details of executives are managed transparently by filing business reports and disclosing externally through public institutions management information systems.

KEPCO has subscribed to executive liability insurance to ensure reliable decision-making and stable management activities by directors. Since 2017, KEPCO has been transparently disclosing corporate governance policy and compliance with 15 key indicators to all stakeholders through corporate governance reports.

Detailed Principle 7- ② Keeping the Minutes and Disclosing Directors’ Activities

KEPCO prepares minutes and depositions for each board meeting, specified with the time, place, attendees’ list, comments of attendees at the meeting and results of the resolutions. The minutes also preserved at the headquarters after reports and confirmation at the following board meeting.

On the minutes of board meetings, KEPCO records what they discussed, who attended, and whether directors approved each resolution.

The following table sets forth the attendance and approval rates of the directors as of last three years in 2021, 2022 and 2023;

	Type	Period in positions	Attendance Rate(%)				Approval Rate(%)
Name			Average	Recent 3 Years			Average	Recent 3 Years
				23	22	21		23	22	21

Kim, Jong-Kap	Standing	18.4.13~21.4.12	85.7	—	—	85.7	100	—	—	100

Lim, Hyun-Seung	Standing	18.7.16~21.9.13	100	—	—	100	100	—	—	100

Park, Hyung-Duck	Standing	18.7.16~21.2.1	100	—	—	100	100	—	—	100

Kim, Sung-Arm	Standing	19.3.4.~21.2.1	100	—	—	100	100	—	—	100

Lee, Heyn-Bin	Standing	20.9.14~23.2.26	100	100	100	100	100	100	100	100

Lee, Jong-Hwan	Standing	20.11.9~23.2.26	100	100	100	100	100	100	100	100

Choi, Young-Ho	Standing	20.11.16~23.2.6	93	100	85.7	93.3	100	100	100	100

Kim, Tae-Ok	Standing	21.3.25~23.11.7	100	100	100	100	100	100	100	100

Park, Heon-Gyu	Standing	21.5.2~23.6.25	95.8	87.5	100	100	100	100	100	100

Cheong, Seung-Il	Standing	21.6.1~23.5.19	100	100	100	100	100	100	100	100

Lee, Heung-Joo	Standing	21.10.1~23.11.7	87.4	69.2	92.9	100	100	100	100	100

Lee, Jung-Bok	Standing	23.2.27~Present	100	100	—	—	100	100	—	—

Lee, Jun-Ho	Standing	23.2.27~Present	100	100	—	—	100	100	—	—

Jun, Young-Sang	Standing	23.3.7~Present	100	100	—	—	97.1	97.1	—	—

Seo, Guen-Bae	Standing	23.6.26~Present	100	100	—	—	100	100	—	—

Kim, Dong-Cheol	Standing	23.9.19~Present	83.3	83.3	—	—	100	100	—	—

Seo, Chul-Soo	Standing	23.12.11~Present	100	100	—	—	100	100	—	—

Oh, Heung-Bok	Standing	24.2.21~Present	—	—	—	—	—	—	—	—

Kim, Jwa-Kwan	Non-Standing	18.4.4.~21.4.13	75	—	—	75	100	—	—	100

Yang, Bong-Ryull	Non-Standing	18.4.4.~21.4.13	75	—	—	75	100	—	—	100

Jung, Yeon-Gil	Non-Standing	18.4.4.~21.4.13	100	—	—	100	100	—	—	100

Noh, Geum-Sun	Non-Standing	18.6.12~21.7.8	100	—	—	100	100	—	—	100

Choi, Seung-Kook	Non-Standing	18.6.12~21.7.8	100	—	—	100	100	—	—	100

Seong, Si-Heon	Non-Standing	20.6.10~22.8.21	93.4	—	100	86.7	100	—	100	100

Bang, Su-Ran	Non-Standing	20.9.1~23.5.1	97.6	100	92.9	100	100	100	100	100

Park, Jong-Bae	Non-Standing	20.1.31~23.8.29	97.8	100	100	93.3	100	100	100	100

Park, Hyo-Sung	Non-Standing	21.4.14~23.11.7	100	100	100	100	100	100	100	100

Lee, Kee-Man	Non-Standing	21.4.14~23.11.7	97.6	100	92.9	100	100	100	100	100

Hwang, Cheol-Ho	Non-Standing	21.4.14~22.8.17	100	—	100	100	100	—	100	100

Lee, Kye-Sung	Non-Standing	21.7.9~23.12.3	100	100	100	100	100	100	100	100

Kim, Jae-Shin	Non-Standing	21.7.9~24.4.30	97.6	100	92.9	100	100	100	100	100

Kim, Jong-Woon	Non-Standing	22.8.22~Present	88.9	77.8	100	—	100	100	100	—

Kim, Jun-Ki	Non-Standing	23.5.2~Present	84.6	84.6	—	—	100	100	—	—

Park, Chung-Kun	Non-Standing	23.5.2~Present	100	100	—	—	100	100	—	—

Han, Jin-Hyun	Non-Standing	23.8.30~Present	100	100	—	—	100	100	—	—

Kim, Sung-Eun	Non-Standing	23.11.8~Present	100	100	—	—	93.3	93.3	—	—

Lee, Sung-Ho	Non-Standing	23.11.8~Present	100	100	—	—	100	100	—	—

Cho, Seong-Jin	Non-Standing	23.12.4~Present	100	100	—	—	100	100	—	—

Kang, Hoon	Non-Standing	24.5.1~Present	—	—	—	—	—	—	—	—

The minutes of board meetings are made publicly available through All Public Information In-One (“ALIO”) website of the Ministry of Economy and Finance within fourteen days of a board meeting.

Core Principle 8. Subcommittees

Detailed Principle 8-① Composition of the Subcommittee

Under the Board of Directors, KEPCO established three subcommittees, namely, the Audit Committee, the Director Nomination Committee and the ESG Committee.

The Audit Committee is mandatory in accordance with the Act on the Management of Public Institutions and the Commercial Act and is comprised of one standing director and two non-standing directors.

The Director Nomination committee recommends candidates for the CEO, a standing director for the audit committee, and non-standing directors. It also negotiates management contracts with the candidate of CEO in accordance with the Act on the Management of Public Institutions. Director Nomination Committee is comprised of non-standing directors and members appointed by the Board of Directors, and the Audit Committee is comprised with non-standing directors more than half of the members according to relevant laws and regulations.

The ESG Committee consists of three non-standing directors and one standing-director. It checks the overall direction of sustainability management and supervises its performance and issues, including deliberating on major ESG management issues and providing advice on ESG management strategies and related business plans.

Detailed Principle 8-② Subcommittee Regulations

KEPCO establishes subcommittees in accordance with Regulations Concerning the Board of Directors. KEPCO sets out each subcommittee’s aim, applicable scope, duties, composition and the way of call and resolution under regulations concerning each subcommittee.

The Audit Committee conducts an audit on KEPCO’s business and accounting, inspects the business and assets of the company and report results to the Board of Directors. The ESG Committee reviews on an agenda related to ESG issues which is subject to resolution of the Board of Directors and also reports its review results to the Board of Directors. The Director Nomination Committee decides its composition (including non-standing directors and external members appointed by the Board of Directors) and evaluation standards for director candidates with a resolution of the Board of Directors. As the Director Nomination Committee is comprised of external members including non-standing directors and conducts reviews and recommendation of director candidates independently from the Board, it is not required to report its results to the Board of Directors.

The Director Nomination Committee from January 2023 to May 31, 2024 were held as follows:

Date	Attendees/Total	Agenda	Results
Jan. 5, 2023	5/5	Document screening	Approved as proposed

Jan. 19, 2023	5/5	Document screening	Approved as proposed

Jun. 2, 2023	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Jun. 20, 2023	5/5	Document screening	Approved as proposed

Jun. 20, 2023	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Jun. 20, 2023	7/7	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Jul. 5, 2023	7/7	Document screening	Approved as proposed

Jul. 6, 2023	5/5	Document screening	Approved as proposed

Jul. 13, 2023	7/7	Interview	Approved as proposed

Aug. 17, 2023	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Aug. 31, 2023	5/5	Document screening	Approved as proposed

Jan. 18, 2024	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Feb. 26, 2024	5/5	Document screening	Approved as proposed

The ESG Committee from January 2023 to May 31, 2024 were held as follows:

Date	Attendees/Total	Agenda	Results
Apr. 21, 2023	3/3	Report on publishing plan of Sustainability Report of 2023	Accepted as reported
		Report on implementation plan of Environmental Management of 2023	Accepted as reported
Jun. 21, 2023	3/3	Approval of revision of operation regulations of the ESG committee	Approved as proposed
		Report on domestic and overseas ESG trends	Accepted as reported
		Report on performance review of KEPCO ESG strategy for first half of 2023 and plans for the future	Accepted as reported
		Report on implementation plan of Human Rights Management 2023	Accepted as reported
Dec. 22, 2023	3/4	Approval of KEPCO ESG Promote Strategy Rolling Plan	Approved as proposed
		Report on publishing Sustainability Report of 2023	Accepted as reported
		Report on the status of Climate Disclosure Rule and Subsidiaries’ Greenhouse Gas Emission Reduction Plan	Accepted as reported
Apr. 19, 2024	3/4	Approval of implementation plan of Environmental Management of 2024	Approved as proposed
		Report on publishing plan of Sustainability Report of 2023	Accepted as reported
		Report on domestic and overseas ESG trends	Accepted as reported

V.	Audit

Core Principle 9. Internal Audit

Detailed Principle 9-① Internal Audit’s Independence and Expertise

KEPCO maintains an Audit Committee pursuant to the Act on the Management of Public Institutions. The Audit Committee consists of three directors, two of who are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. At least one member of the committee must be an accounting or financial expert pursuant to the Enforcement Decree of the Korean Commercial Act.

The following table sets forth the members of the Audit Committee as of June 28, 2024;

Title	Type	Name	Experiences Related to the Audit
Chair person	Non- Standing	Kim, Jae-Shin

-   Certified public accountant of Saedure Accounting Firm (from 2021 to present)

-   Certified public accountant of Nexia Samduk (from 2006 to 2021)

-   Certified public accountant of Dasan Accounting Firm (from 2004 to 2006)

-   Certified public accountant of Samhwa Accounting Firm (from 2000 to 2004)

Member	Non- Standing	Kim, Sung-Eun	- Professor of Advanced Technology Business, Graduate School of Kyung Hee University (Currently) - Professor of Business Administration, Kyung Hee University (from 2003 to 2022)
Member	Standing (Non- executive)	Jun, Young-Sang

-   Professor of Public Administration at Konkuk University (from 2011 to 2017)

-   Operation Director at the Korean Association for Public Administration (from 2014 to 2015)

-   Research Director at the Korean Society for Public Personnel Administration (2009)

-   Secretary Director at the Korean Association for Policy Sciences (2008)

One member of the Audit committee is a standing director who is also non-executive, and such director is appointed based on the recommendation of the Director Nomination Committee and by the resolution of general meeting of shareholders. The other members of the Audit Committee who are non-standing directors are appointed from among the non-standing directors by the resolution of general meeting of shareholders; the members of the Audit Committee independently and separately conduct an audit on management. The standing director of the Audit Committee shall not concurrently hold the post of public official, executive or employee of the institution subject to self-audit and engage in duties for the purposes of financial gain other than public duties pursuant to the Act on Public Sector Audits.

In accordance with the Act on the Management of Public Institutions, the Articles of Incorporation of KEPCO, and the Regulations Concerning Operations of the Audit Committee, at least one accounting expert is appointed to the Audit Committee. The current accounting experts in the Audit committee are Kim, Jae-Shin and Kim, Sung-Eun.

The committee carries out its duties independently of the Board of Directors and managements to secure objectivity.

Matters subject to the review and resolutions by the Audit Committee are as follows:

•	Request to hold an extraordinary general meeting of shareholders;

•	Inspect the agenda and related documents for the general meeting of shareholders;

•	Report to the Board of Directors regarding a director’s contravention of laws and Articles of Incorporation;

•	Prepare an audit report on the financial statements to be submitted to the general meeting of shareholders;

•	Seek an injunction against a director if the director’s activities contravene KEPCO’s articles of incorporation or relevant laws and such activities are suspected of causing irreversible harm;

•	Request the directors to report on the status of the business

•	Represent KEPCO in case of a conflict of interest (including a lawsuit) between KEPCO and the directors;

•	Establish the annual audit plan;

•	Establish, amend or abolish KEPCO’s Code of Ethics and its related guidelines;

•	Approve the appointment, change and dismissal of external auditors;

•	Negotiate the compensation contract with external auditors;

•	Approve any non-audit work to be performed by external auditors;

•	Decide on the scope of matters that require consultation with external auditors;

•	Establish, modify and abolish the Regulations Concerning Operations of the Audit Committee and the Internal Regulations for Auditing; and

•	Any other matters deemed necessary by the Audit Committee or other matters delegated to the Audit Committee by the Board of Directors or by law.

The Audit Committee shall receive reports on the following:

•	Report by directors on business and operations

•	Results of the following audits:

-	Audit by the Board of Audit and Inspection

-	Comprehensive and special audits to the extent the results have a material effect on KEPCO’s business and management;

-	Annual audit results; and

-	Audit results requested by two or more non-standing directors

•	Annual audit training plan

•	Report from external auditors on a director’s any illegal or improper behavior in the course of performance of his or her duties

•	Report from external auditors on KEPCO’s violation of accounting standards and policy

•	Report from external auditors on the audit and related reporting

•	Evaluation of the auditing activities by external auditors

•	Design, performance and potential improvements related to the internal monitoring system

•	Review of the appropriateness of critical accounting policies and estimates

•	Review of the soundness of financial activities and the accuracy of financial reporting

•	Review of the appropriateness of public disclosure

•	Breach of the Management Instruction stipulated in the Audit Standard of Public Institutions and Quasi-Governmental Institutions

•	Any other matters deemed necessary by the Audit Committee.

The Audit Committee members are trained by external professionals to foster their expertise in audit. The following table sets forth the trainings took by the Audit Committee members in 2023;

Date	By	Attended members	Agenda
Dec. 22, 2023	KPMG Samjong Accounting Firm	Kim, Jae-Shin Kim, Sung-Eun Choi, Young-Ho	- Strengthening Internal Control Supervision of Public Institution

The Audit Committee, if necessary in carrying out its duties, may request employees of the company or the external auditor to attend at committee meetings, submit related materials and state their opinions and ask for consultation from external experts.

The breach of the law and the Articles of Incorporation of KEPCO by the management will be reviewed and resolved by the Audit Committee and reported to the Board of Directors. The Audit Committee receives reports from the external auditor on a director’s any illegal or improper behavior in the course of performance of his or her duties. Any breach of the management will be scrutinized in accordance with the internal audit regulations depending the materiality of the matter and when such breaches are of serious concern, they will be reported to investigative authorities.

The Audit Committee members attend Board of Directors meetings and receive reports on business management issue that are of great importance. And as it is stipulated in Regulations Concerning Operations of the Audit Committee, the committee members may receive reports on matters of great importance when it is required by the committee.

KEPCO has established a support team for internal audits, which directly reports to the Audit Committee. KEPCO also has installed such support teams for internal audits separately in fifteen regional headquarters, four regional construction headquarters and four specialized business departments to enhance the internal control system. The support team is consisted of 238 professionals on all field such as sales, contracts, finance, materials, transmission and etc.

The support teams for internal audits carry out comprehensive audits, ordinary audits and extraordinary audits based on the annual audit plan approved by the Audit Committee at the beginning of the year and regularly report the results of these audits to the Audit Committee and the Board of Directors. All of these audit results are accessible from KEPCO’s corporate website.

Personnel transfers in the Audit & Inspection Office of the headquarters are carried out by the President & CEO at the request of the standing member of the Audit Committee and in the case of regional headquarters, the personnel transfers of senior managers in audit team need the prior approval from the standing member of the Audit Committee to ensure the independence of the support team for internal audits.

Compensation for members of the Audit committee does not exceed Won 30 million for a year including fixed monthly payment and extra payment for attending meetings, in accordance with the Guidelines for Director Compensation of Public Institutions. Also, KEPCO pays expenses such as travel expenses related to the Committee activities and fees for necessary materials to the Audit Committee members in accordance with the Regulations Concerning Operations of the Audit Committee.

Detailed Principle 9-② Regular meetings of the Audit Committee and the Performance of the members

Under the Regulations Concerning Operations of the Audit Committee, the committee holds regular meetings on a quarterly basis and also on an as-needed basis. Notice of the meeting specifying the time, place, purpose and agenda must be provided to the members of the committee at least seven days prior to the date of the meeting. The quorum for the committee meeting is a simple majority, and resolutions are made by the majority of the members present.

In 2023, the Audit Committee held 14 meetings. During those meetings, 25 agendas including the audit plans for 2023, the audit results for 2022, and the appointment of external auditors & the evaluation on internal control over financial reporting were approved, and 23 agendas were reported. Also, six meetings were held in 2024 as of this date. During those meetings, 12 agendas including the audit plans for 2024 were approved and 12 agendas were reported from January 1, 2024 to May 31, 2024.

Audit procedures are conducted in accordance with the audit regulations. Details of meetings of the Audit Committee including meeting date, venue, agenda, statements made and results are documented and signed by the attended members. The Audit Committee makes reports at general meetings of shareholders regarding the meeting agenda, investigation results and audit reports statements in accordance with Regulations Concerning Operations of the Audit Committee and the Korean Commercial Act.

The following table sets forth the attendance rates of directors for the Audit Committee meetings in the recent three years;

Type	Name	Attendance Rate (%)
		2022	2023	2024
Non-standing	Kim, Jae-Shin	100	100	100
Non-standing	Park, Hyo-Sung	100	100	—
Standing	Choi, Young-Ho	100	100	—
Standing	Jun, Young-Sang	—	100	100
Non-standing	Kim, Sung-Eun	—	100	100

Core Principle 10. External Auditor

Detailed Principle 10-① External Auditor’s Independence and Expertise

(1) Appointment of External Auditors

As a listed company, KEPCO appoints the external auditor for three consecutive fiscal years subject to approval by the Audit Committee in compliance with the Act on External Audit of Stock Companies, etc.

The Audit Committee comprehensively considers the following qualities when approving the appointment of the external auditor: auditing period, proper number of skilled manpower, compensations, appropriateness of audit plans, independence and expertise. Moreover, by organizing a bidding evaluation committee, the Audit Committee evaluates each bidder with the criteria of financial condition, understanding of KEPCO, allocation and proposed management of professionals, project implementation plan, audit quality and the availability of other accounting services. The results of review, the number of meetings, attendants, and remarks are recorded in writing in the case of an in-person meeting for the appointment of an external auditor.

The Audit Committee approved a detailed plan for the appointment of an external auditor on September 20, 2018, and in accordance with such plan, a technical evaluation of an external auditor candidate was conducted on November 6, 2018. Also, an in-person meeting for evaluation with an external auditor candidate was held on November 8, 2018. As a result, the Audit Committee approved the appointment of Ernst & Young Han Young as KEPCO’s external auditor for the fiscal years from 2019 to 2021 on November 16, 2018.

The Audit Committee also approved a detailed plan for the appointment of an external auditor on July 21, 2021, and in accordance with such plan, a technical evaluation of an external auditor candidate was conducted on September 30, 2021. Also, an in-person meeting for evaluation with an external auditor candidate was held on October 8, 2021. Accordingly, the Audit Committee approved the appointment of Ernst & Young Han Young as KEPCO’s external auditor for the fiscal years from 2022 to 2024 on October 15, 2021.

The Audit committee evaluates annually the audit performance of the external auditor based on the compliance with the matters determined at the appointment, the adequacy of audit procedures, cooperation with the internal audit teams, and any sanctions by the regulatory authorities.

(2) Non-audit services of External Auditors

In limited circumstances, the Audit Committee may selectively authorize the external auditor to engage in non-audit services, but only after finding that there are no significant independence issues as well as confirming full compliance with Section 201 of U.S. Sarbanes-Oxley Act, the Code of Ethics for Korean Certified Public Accountants and Regulations Concerning Operations of the Audit Committee. The Audit Committee also considers any detriment to independence caused by such engagement, the need for a separate engagement agreement and the appropriateness of the fees being paid.

The external auditor provided non-audit services to KEPCO and its subsidiaries in the fiscal year of 2023 as follows:

In thousands of Korean Won
Date	Services	External Auditor	Compensations
Apr. 26, 2023	Liquidation Procedure and tax advice on KEPCO Bylong	Ernst & Young Han Young	18,000
Nov 13, 2023	Transfer price reports in related transaction with KEPCO Australia and tax advice on borrowing rate	Ernst & Young Han Young	14,000

Detailed Principle 10-② Communications between the Audit Committee and the external auditor

The Audit committee receives direct reporting without attendance of management from the external auditor at least on a quarterly, and exchanges views on important matters.

The in-person meetings of the Audit Committee and the external auditor in the fiscal year of 2023 to May 31, 2024 is listed as follows:

DATE	CONTENTS	EXTERNAL AUDITOR
JAN. 19,2023	Annual Report on the independence of external auditors	Ernst & Young Han Young
FEB. 24,2023	Report on the external audit progress for the fiscal year 2022	Ernst & Young Han Young
MAR. 17,2023	Report on the external audit results for the fiscal year 2022	Ernst & Young Han Young
APR. 21,2023	Report on the Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission	Ernst & Young Han Young
JUN. 23, 2023	Report on the external audit results for the consolidated and separate financial statements for the first quarter of the fiscal year 2023, Report on the external audit plans of the fiscal year 2023	Ernst & Young Han Young
SEP. 15, 2023	Report on the external audit results for the consolidated and separate financial statements for the first half of the fiscal year 2023	Ernst & Young Han Young

NOV. 17, 2023	Report on the external audit results for the consolidated and separate financial statements for the third quarter of the fiscal year 2023	Ernst & Young Han Young
DEC. 15, 2023	Report on the group audit standards of the fiscal year 2023 Dec	Ernst & Young Han Young
JAN. 19, 2024	Annual Report on the independence of external auditors	Ernst & Young Han Young
FEB. 23, 2024	Report on the external audit progress for the fiscal year 2023	Ernst & Young Han Young
MAR. 14, 2024	Report on the external audit results for the fiscal year 2023	Ernst & Young Han Young
APR 19, 2024	Report on the external audit progress of Form 20-F for the fiscal year 2023 to be filed with the U.S. Securities and Exchange Commission	Ernst & Young Han Young

The external auditor reports to the Audit committee on important matters discovered during audit procedure through various methods including in-person meetings, e-mail and phone calls. The Audit Committee gives full support to the external auditor in conducting audit procedures. The communications between the external and internal audit teams and important matters found by the external auditors are reflected in internal audit procedures after reviewed by the internal audit teams.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: June 28, 2024